Filed by: Dominion Energy, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Dominion Energy, Inc.

Commission File No.: 001-08489

Viriginia Commission on Electric Utility Regulation Presentation

Forming America’s leading utility business and energy infrastructure company To reliably and affordably meet America’s historic power demand + Jupiter, FL Richmond, VA Outer Banks, NC Charleston, SC Miami, FL

Cautionary Information This document includes “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included or incorporated by reference in this Report, including, among other things, statements regarding the proposed business combination transactions between NextEra Energy, Inc. (“NextEra Energy”) and Dominion Energy, Inc. (“Dominion Energy”) and future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transactions, the anticipated impact of the proposed transactions on the combined company’s business and future financial and operating results, the anticipated closing date for the proposed transactions and other aspects of NextEra Energy’s or Dominion Energy’s operations or operating results are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions or events can be used to identify forward-looking statements. Where, in any forward-looking statement, NextEra Energy or Dominion Energy expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. Any forward-looking statement is not a guarantee of future performance, outcomes or results and is subject to numerous risks, uncertainties and other factors, many of which are beyond NextEra Energy’s or Dominion Energy’s control, that could cause actual performance, outcomes or results to differ materially from what is expressed or implied in the forward-looking statement. These factors include a failure by NextEra Energy to successfully integrate Dominion Energy’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits of the proposed transactions may not be fully realized or may take longer to realize than expected; each party’s ability to obtain the approval of its shareholders required to consummate the proposed transactions and the timing of the closing of the proposed transactions, including the risk that the conditions to closing are not satisfied on a timely basis or at all or the failure of the transactions to close for any other reason or to close on the anticipated terms, including with the anticipated tax treatment; the risk that any governmental or regulatory approval, consent or authorization that may be required for the proposed transactions is not obtained, is delayed or is obtained subject to conditions that are not anticipated or that cause the termination of the merger agreement and abandonment of the transactions; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement by either party; the risk that certain provisions in the merger agreement or the pendency of the transactions may impact either party’s ability to pursue certain business opportunities or strategic transactions; unanticipated difficulties, liabilities or expenditures relating to the transactions, including the impact of potential litigation relating to the transactions; the effect of the announcement, pendency or completion of the proposed transactions on the parties’ business relationships and business operations generally, including the parties’ relationship with regulators, suppliers, vendors and customers; the effect of the announcement or pendency of the proposed transactions on the parties’ common stock prices and uncertainty as to the long-term value of either party’s common stock; risks that the proposed transactions disrupt either party’s current plans and operations, including due to the diversion of the attention of management from ordinary course business operations, and potential difficulties in hiring or retaining employees as a result of the proposed transactions; any rating agency actions; and the impact of the announcement or pendency of the proposed transactions on either party’s ability to access capital, including the short- and long-term debt markets, on a timely and affordable basis; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities of NextEra Energy and in the financial results of NextEra Energy or Dominion Energy; and the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity or gas. The registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the SEC will describe additional risks in connection with the proposed transactions. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and joint proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to NextEra Energy’s and Dominion Energy’s respective periodic reports and other filings with the SEC, including the risk factors contained in NextEra Energy’s and Dominion Energy’s most recently filed Annual Reports on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q. Any forward-looking statements included in this document represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the dates indicated in such statement). Except as required by law, neither NextEra Energy nor Dominion Energy undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise. This is not an offer or solicitation. For additional information, please reference slides 14-15. NextEra Energy + Dominion Energy

Dominion
Energy

$2.25 billion
total bill credits proposed for Dominion Energy customers[1]

~79% Virginia
~17% South Carolina
~3% North Carolina

Doubling Philanthropic Giving

An additional $10 million/year across Virginia, North Carolina, and South Carolina for 5 years

---

18-Month Job Protections

For all Dominion Energy employees post-close, along with 2 years of salary and benefit security

1. Paid over 24 months, post-close

Near-Term and Sustained Benefits to Virginia Customers and Employees

The combined company will be positioned to…

✓ **Buy More Efficiently**
- Superior scale enables lower-cost procurement of utility infrastructure components and equipment

✓ **Build More Efficiently**
- Combined development expertise and buying power helps deliver projects at lower cost to customers

✓ **Finance More Efficiently**
- Stronger balance sheet and upgraded credit ratings unlock lower-cost project financing

✓ **Operate More Efficiently**
- Proven track records and smart capital investments support best-in-class operating cost discipline

The combination would create the number one utility company in nearly every category

Regulated utilities in four high growth states



Richmond, Virginia
Dual Headquarters

Cayce, South Carolina
Operational Headquarters

Juno Beach, Florida
Dual Headquarters

The combined company expects ~11% regulatory capital employed growth[1]

NextEra Energy + Dominion Energy

A leader in nearly every category

Category	Rank
Total generation	No. 1
Renewables generation	No. 1
Gas generation	No. 1
Nuclear generation	No. 2
Battery storage	No. 1
Generation built	No. 1
Annual CapEx	No. 1
Rate base	No. 1
Market capitalization[2]	No. 1

1. From 2025–2032; includes Dominion Energy, Florida Power & Light and NextEra Energy electric and gas transmission regulatory capital employed and invested capital
2. Source: FactSet, data as of May 15, 2026, compared vs S&P500 utilities index

NextEra Energy + Dominion Energy | 4

The combined company would be committed to its customers, employees and communities

Customers

- ~$2.25 B total proposed bill credits allocated over first two years post-close
  - 79% Virginia
  - 17% South Carolina
  - 3% North Carolina
- Upgraded credit profile and increased financial resiliency benefit customers
- Top tier customer service scores
- Leadership continuity

Employees

- 18 months job protection post-close for Dominion Energy employees
- 24 months compensation and benefits protection post-close for Dominion Energy employees
- Enhanced career opportunities as part of the largest utility and third largest energy infrastructure company in the country
- Strong union relationships

Communities

- Increased charitable giving by $10 MM/year for 5 years shared among Virginia, South Carolina and North Carolina
- Complementary focus on volunteerism and community service

The transaction is expected to close in 12-18 months[1]

1. Subject to customary closing conditions, approval from shareholders of NextEra Energy and Dominion Energy, federal and state regulatory approvals; see timeline to close section for additional details on regulatory approvals

NextEra Energy + Dominion Energy | 5

U.S. power demand is coming from every sector, driving the need for more generation

Power Demand Growth By Sector

2026E–2032E

U.S.[1]



53%
19%
28%
Large load[2]
Transportation
Residential, Commercial, Industrial, Heating & Other

Combination would result in balanced growth across the four states

Florida, Virginia, North Carolina, South Carolina[1]



63%
15%
22%

Peak load increase, GW

Florida Power & Light Company[3]
Dominion Energy Virginia and North Carolina[3]
Dominion Energy South Carolina[3]



59
81
2026E
2032E
Large load
Electrification
Industrial
Residential
Commercial

1. Source: IHS – Long-term North American Electricity Forecast (May 2025); GWh
2. Reflects total data center demand, as well as demand associated with efforts to reshore manufacturing facilities, electrification of oil and gas and LNG operations
3. FPL: Internal forecast, includes 8 GW of large load at FPL through 2032; Dominion Energy VA/NC: PJM Load forecast DOM zone summer peak; Dominion Energy SC: 2026 IRP Dominion Energy South Carolina winter peak

NextEra Energy + Dominion Energy | 6

The combined company's scale would enable significant buying power

Annual CapEx Forecast[1]
$ B


$59
$21
$16
$14
$14
$13
Combined NEE + D[2]
Utility A
Utility B
Utility C
Utility D
Utility E

Purchasing[3]
2021–2025

~43 MM	Solar panels
~11 MM	Fossil fleet parts
~9 MM	Nuclear fleet parts
~8 K	Battery containers
~2,500	Main power transformers

Buy More Efficiently

Build More Efficiently

Finance More Efficiently

Operate More Efficiently

1. Companies with highest annual forecasted CapEx among the top 10 utilities by market cap as of April 30, 2026
2. Pro Forma average annual CapEx 2027E–2032E
3. Combined NextEra Energy and Dominion Energy figures

NextEra Energy + Dominion Energy | 7

Since 2021, NextEra Energy and Dominion Energy have built more generation than the next 25 largest utilities combined

2021–2025 Power Generation Build[1]
GW


38
NEE + D
Next 25 largest utilities[2]

The combined company would have the scale, experience and buying power to build more efficiently

Buy More Efficiently

Build More Efficiently

Finance More Efficiently

Operate More Efficiently

1. Includes utility-scale solar, gas, wind, storage, nuclear; public investor-owned utilities only
2. Source: WoodMac; the last bar represents the combined total of the remaining 15 of the next 25 largest utilities

NextEra Energy + Dominion Energy | 8

The combined company's strong balance sheet would benefit customers

Credit Benefits from the Merger	Before S&P/Moody's/Fitch	After S&P/Moody's/Fitch
✓ Upgrade of Dominion Energy Virginia credit ratings[1]	BBB+/A3/A-	A-/A3/A-
✓ Upgrade of Dominion Energy HoldCo credit ratings[2]	BBB+/Baa2/BBB+	A-/Baa1/A-
✓ Improvements in proforma downgrade thresholds[3]	18% / 14% / 17%[4] / 4.3x	17% / 14% / 16%[4] / 4.5x
✓ Increase in NextEra Energy's regulated business mix[5]	>70%	>80%

1. Dominion Energy Virginia expected to receive a one-notch upgrade at S&P upon closing
2. As a beneficiary of a full and unconditional NextEra Energy parent guarantee of its debt, Dominion Energy HoldCo is expected to be upgraded to NextEra Energy's issuer credit ratings
3. Downgrade thresholds noted are based on the S&P, Moody's, and Fitch metrics for Funds From Operations/Debt, Cash Flow from Operations before Working Capital/Debt, and Debt/(Funds From Operations + Interest), respectively
4. Moody's dual metric threshold on a consolidated and off-credit treatment of renewables non-recourse debt basis, respectively
5. Based on business mix methodology used by the credit rating agencies

Buy More Efficiently

Build More Efficiently

Finance More Efficiently

Operate More Efficiently

NextEra Energy + Dominion Energy | 9

Cautionary Information No offer or solicitation This document is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information about the Transactions and Where to Find It In connection with the proposed transactions, NextEra Energy intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of NextEra Energy and Dominion Energy that also constitutes a prospectus of NextEra Energy. Each of NextEra Energy and Dominion Energy may also file other relevant documents with the SEC regarding the proposed transactions. This Report is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that NextEra Energy or Dominion Energy may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of NextEra Energy and Dominion Energy. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT NEXTERA ENERGY, DOMINION ENERGY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when available) and other documents containing important information about NextEra Energy, Dominion Energy and the proposed transactions, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by NextEra Energy will be available free of charge on NextEra Energy’s website at http://www.investor.nexteraenergy.com/ or by contacting NextEra Energy’s Investor Relations Department by email at investors@nexteraenergy.com or by phone at (800) 222-4511. Copies of the documents filed with the SEC by Dominion Energy will be available free of charge on Dominion Energy’s website at http://investors.dominionenergy.com or by contacting Dominion Energy’s Investor Relations Department by email at investor.relations@dominionenergy.com or by phone at (804) 819-2438. NextEra Energy + Dominion Energy

Cautionary Information (continued) Participants in the Solicitation NextEra Energy, Dominion Energy and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about the directors and executive officers of NextEra Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on April 1, 2026, including under the headings “Proposal 1: Election as directors of the nominees specified in this proxy statement,” “Director Compensation,” “Executive Compensation,” and “Common Stock Ownership of Certain Beneficial Owners and Management,” (ii) NextEra Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026, including under the heading “Item 1. Business—Information About Our Executive Officers,” (iii) to the extent certain holdings of NextEra Energy securities by its directors or executive officers have changed since the amounts set forth in Next Era Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC. Information about the directors and executive officers of Dominion Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on March 19, 2026, including under the headings “Item 1: Election of Directors – Director Nominees, “Compensation of Non-Employee Directors,” “Executive Compensation” and “Security Ownership of Certain Beneficial Owners and Management,” (ii) Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 23, 2026, including under the heading “Information about our Executive Officers,” and (iii) to the extent certain holdings of Dominion Energy securities by its directors or executive officers have changed since the amounts set forth in Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by NextEra Energy and Dominion Energy will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by NextEra Energy and Dominion Energy will be available free of charge through the sources indicated above. NextEra Energy + Dominion Energy